EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-85217 and 333-120960 on Forms S-8 of our report dated April 27, 2005, relating to the financial statements of Stage Stores, Inc. (the "Company") and Management's Report on Internal Control over Financial Reporting, (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness), appearing in this Annual Report on Form 10-K of the Company for the year ended January 29, 2005.

/s/ DELOITTE & TOUCHE, LLP
Houston, Texas
April 27, 2005